Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist here on the Masterworks acquisitions team.

I am delighted to announce our newest offering, a painting by the young American painter, Shara Hughes. The Brooklyn-based artist is most recognized for her vibrant imagined landscapes and surreal interiors. In 2022, Hughes held solo exhibitions at the FLAG Art Foundation in New York and the Kunstmuseum in Switzerland.

Hughes’ auction market has seen considerable growth in recent years and auction turnover for her works have reached approximately $19 million year to date, which represents a 142% increase year over year.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 40 examples of Hughes’ work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the second we have selected to be offered on the Masterworks platform.

Entitled “xWxaxcxkxox xWxexsxtx,” the current offering was painted by Shara Hughes in 2018 and depicts an abstract desert landscape with chromatic cliffs and diaphanous clouds. The striking composition and gestural mark-making recalls the bright fantastical landscapes of artists such as David Hockney and Henri Matisse.

As of December 2022, “invented” landscapes similar in period and scale to the Painting have achieved prices in excess of $1.5 million at auction. These include “Spins from Swiss” (2017), which sold for just under $3 million at Christie’s, New York in May of 2022; “Naked Lady” (2019), which sold for $2.7 million at Sotheby’s, London in March of 2022; and “Ignoring the Present” (2018), which is the same size as the Painting and sold for $1.7 million at Sotheby’s, New York in March of 2022. Respectively, these three works represent the artist’s top three auction records.

Between October 2018 and November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 45.7%.